Exhibit 12.1

T-3 ENERGY SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ IN THOUSANDS)

	Year ended December 31,					Nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
Fixed Charges:
Interest expense and deferred financing costs	$4,169	$2,461	$3,121	$2,319	$1,491	$1,219	$744
Interest within rental expense	41	296	294	284	348	230	284

	4,210	2,757	3,415	2,603	1,839	1,449	1,028

Earnings:
Income (loss) from continuing operations before income taxes	2,201	5,203	(1,495)	4,177	12,421	8,218	20,966
Plus: fixed charges	4,210	2,757	3,415	2,603	1,839	1,449	1,028

	$6,411	$7,960	$1,920	$6,780	$14,260	$9,667	$21,994

Ratio of Earnings to Fixed Charges	1.52	2.89	0.56	2.60	7.75	6.67	21.40